UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-40414

Skylight Health Group Inc.

(Exact name of Registrant as specified in its charter)

5520 Explorer Drive, Suite 402

Mississauga, Ontario L4W 5L1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

Exhibit 99.1 of this Form 6-K is incorporated by reference as an additional exhibit to the registrant’s Registration Statement on Form F-10 (File No. 333-255444).

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Material Change Report dated December 15, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Skylight Health Group Inc.
(Registrant)

Date: December 15, 2021	/s/ Pradyum Sekar
Pradyum Sekar
Chief Executive Officer and Director